UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Onward Method, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 16, 2015

Physical address of issuer
8605 Santa Monica Blvd, Suite 39971, Los Angeles, CA 90069

Website of issuer
www.onward.org

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFE Units sold by the issuer in in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company’s discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
February 5, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,022,574.00	$0.00
Cash & Cash Equivalents	$961,058.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$33,550.00	$4,593.28
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00

Net Income	-$1,010,023.00	-$6,193.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 15, 2017

FORM C

Up to $1,070,000.00

Onward Method, Inc.

Crowd SAFE (Simple Agreement for Future Equity) Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Onward Method, Inc., a Delaware corporation (the "Company", as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing. The Intermediary will receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2.0% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1) (2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7	$93
Aggregate Minimum Offering Amount	$50,000.00	$3,500	$46,500
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900	$995,100

(1) This excludes fees to Company’s advisors, such as attorneys and accountants.

(2) The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2.0% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.onward.org no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 15, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS

AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.onward.org

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Onward Method, Inc. (the "Company" or "Onward") is a Delaware corporation, formed on December 16, 2015. The Company is currently also conducting business under the name of Onward.

The Company is located at 8605 Santa Monica Blvd, Suite 39971, Los Angeles, CA 90069.

The Company's website is www.onward.org.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Onward creates software to help people conquer their addictions using Artificial Intelligence, and monetizes by selling a premium subscription service.

The Offering

Minimum amount of Crowd SAFE (Simple Agreement for Future Equity) Units being offered	50,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if minimum amount reached)*	50,000
Maximum amount of Crowd SAFE (Simple Agreement for Future Equity) Units	1,070,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 5, 2018
Use of Proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

*The quantity of Crowd SAFE (Simple Agreement for Future Equity) Units represented is not inclusive of the commission to the Intermediary, which will result in an increase in Crowd SAFE Units, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These

competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal

data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company’s success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Adam Singer and Gabe Zichermann who are Chief Technology Officer (December 2015 – Present) and Chief Executive Officer (December 2015 – Present), respectively, and Geoff Lewis Tabachnik, the Executive Chairman of the Board (December 2015 - Present) of the Company. The Company has not entered into employment agreements with Adam Singer, Gabe Zichermann, or Geoff Lewis Tabachnik, although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Adam Singer and Gabe Zichermann or any member of the board of directors or executive officer could harm the Company’s business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with

employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Adam Singer and Gabe Zichermann in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Adam Singer and Gabe Zichermann die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions,

expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on the performance of distributors, carriers and other resellers, including the Apple App store.
Our success may be negatively impacted by future decisions made by such app stores, including changing terms, reimbursement levels, marketing agreements, etc. It is possible such partners could stop distributing The Company's products entirely.

Risks Related to the Securities

The Crowd SAFE (Simple Agreement for Future Equity) Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE (Simple Agreement for Future Equity) Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE (Simple Agreement for Future Equity) Units. Because the Crowd SAFE (Simple Agreement for Future Equity) Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE (Simple Agreement for Future Equity) Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE (Simple Agreement for Future Equity) Units may also adversely affect the price that you might be able to obtain for the Crowd SAFE (Simple Agreement for Future Equity) Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or if the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the

Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Onward creates software to help people conquer their addictions using Artificial Intelligence technology. The Company generates revenue through a premium subscription service model.

Business Plan

The Company is committed to bringing the best user experience and improved behavioral outcomes to its customers through its innovative software. The Company's business strategy leverages its unique ability to design and develop its own software to provide its customers products and solutions with innovative design, superior ease-of-use and improved wellness outcomes. As part of its strategy, the Company continues to expand its platform to other verticals and application sets, maintaining and expanding its software and web services as needed.

History of the Business The Company's Products and/or Services

Product / Service	Description	Current Market
Onward	Onward is software that monitors, reports, tracks, predicts, intervenes and helps you change your behavior.	Technology addicts with screen time, gambling and pornography issues.

Additional categories of target users include video game and shopping addicts.

We offer our mobile application for download in Apple's App Store.

Competition

The Company's primary competitors are Thrive, Triggr, and Rescue Time.

Onward solves the issue of technology overuse through a complex and proprietary mechanism based on Artificial Intelligence and data science. The company has built competitive, Provisional-Patent Filed technology to enable that functionality. Our competitive strategy is built around innovative and comprehensive programs combined with the highest efficacy for transforming behavior.

Customer Base

Our customers are consumers looking to change their relationship with their internet-driven addictive behaviors.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62/552,218	Automated Behavior Modification System Using Tracking, Reporting, Prediction and Just-In-Time Interventions	This patent covers the core "Onward Method", which is the integrated tracking, reporting, intervening, predicting and behavior modification employed by our system.	August 31, 2017	N/A	United States

Trademarks
The Company has applied for three trademarks in the United States and has been granted two of them. The third trademark application is still pending.

On May 31, 2016, the Company applied for a trademark for "Onward Method." This became a registered trademark on November 8, 2017. The registration number for this mark is 87055621. The categorization of the mark is as follows: IC 009. US 021 023 026 036 038. G & S: Downloadable software in the nature of mobile applications for providing information and guidance for setting goals, identifying patterns, changing behavior, and/or inducing habit formation actions, enhancing personal productivity and growth; downloadable software in the nature of mobile applications for monitoring, collecting and tracking data on personal habits, including time spent on daily activities and time spent on websites; downloadable software in the nature of mobile applications for setting goals, identifying behaviors, providing coaching, tools and information which assist users in identifying, achieving and adhering to their personal and professional goals in the fields of self-improvement, personal growth, personal development, wellness and well-being, happiness, improving relationships, improving personal finances, personal health, diet planning and weight loss, physical fitness and exercise, quitting smoking, quitting drinking alcohol, anger management, stress management, improving sleep, career growth, communication skills, personal effectiveness, time management, and productivity.

On May 31, 2016, the Company applied for a trademark for "Onward." This became a registered trademark on August 22, 2017. The registration number for this mark is 87975545. The categorization of the mark is as follows: IC 009. US 021 023 026 036 038. G & S: downloadable software in the nature of mobile applications for providing information and guidance for setting goals, identifying patterns, changing behavior, and/or inducing habit formation actions, enhancing personal productivity and growth; downloadable software in the nature of mobile applications for monitoring, collecting and tracking data on personal habits, including time spent on daily activities and time spent on websites; downloadable software in the nature of mobile applications for setting goals, identifying behaviors, providing coaching, tools and information which assist users in identifying, achieving and adhering to their personal and professional goals in the fields of self-improvement, personal growth, personal development, wellness and well-being, happiness, improving relationships, time management, and productivity. FIRST USE: 20161010. FIRST USE IN COMMERCE: 20161010.

On May 24, 2017, the Company applied for a trademark for "Achieve Tech-Life Balance." The application number for this mark is 87462475. The application for this mark is still pending. The categorization of the mark is as follows: IC 009. US 021 023 026 036 038. G & S: downloadable software in the nature of mobile applications for providing information and guidance for setting goals, identifying patterns, changing behavior, and/or inducing habit formation actions, enhancing personal productivity and growth; downloadable software in the nature of mobile applications for monitoring, collecting and tracking data on personal habits, including time spent on daily activities and time spent on websites; downloadable software in the nature of mobile applications for setting goals, identifying behaviors, providing coaching, tools and information which assist users in identifying, achieving and adhering to their personal and professional goals in the fields of self-improvement, personal growth, personal development, wellness and well-being, happiness, improving relationships, improving personal finances, personal health, diet planning and weight loss, physical fitness and exercise, quitting smoking, quitting drinking alcohol, anger management, stress management, improving sleep, career growth, communication skills, personal effectiveness, time management, and productivity. FIRST USE: 20160926. FIRST USE IN COMMERCE: 20160926.

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Pilvy LLC	Onward	Rights to worldwide use of VPN technology elements	No fixed term

Governmental/Regulatory Approval and Compliance
The Food and Drug Administration ("FDA") has issued a ruling saying that they will not regulate behavior change apps (like Onward). The Federal Trade Commission continues to enforce truth in advertising claims however, so we must not assert specific efficacy unless clearly demonstrated in data. Otherwise, we expect to take advantage of FDA di-novo software approval processes recently announced to achieve FDA approval for our interventions, though not required. We are subject to all local, state and federal regulations covering businesses with employees.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 8605 Santa Monica Blvd, STE 39971, Los Angeles, CA 90069.

The Company conducts business in the state of California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500.00	7.00%	$74,900.00
Campaign marketing expenses or related reimbursement	20.00%	$10,000.00	0.93%	$10,000.00
Estimated Attorney Fees	2.00%	$1,000	.09%	$1,000.00
Estimated Accountant/Auditor Fees	10.00%	$5,000.00	0.47%	$5,000.00
Research and Development	53.00%	$26,500.00	67.77%	$725,100
General Marketing	8.00%	$4,000.00	23.74%	$254,000.00
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Company has absolute discretion to alter the use of proceeds as set forth above.

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Gabe Zichermann

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director & Chief Executive Officer, December 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Gamification Co & Dopamine, January 2010 - December 2015 – oversaw the strategy and execution for the company.

Name
Adam Singer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director & Chief Technology Officer, December 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer and Co-founder, Hyke Incorporated October 2014 - May 2015 – Oversaw the strategy and execution for the company.

Name
Geoff Lewis Tabachnik

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Chairman of the Board, December 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Venture Partner, Founders Fund, June 2011- June 2017 – Evaluated and invested in startups.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Gabe Zichermann

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director & Chief Executive Officer, December 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Gamification Co & Dopamine, January 2010 - December 2015

Name
Adam Singer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Directory & Chief Technology Officer, December 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer and Co-founder, Hyke Incorporated October 2014 - May 2015 - Oversaw the strategy and execution for the company.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 10 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is authorized to issue 16,784,460 shares of common stock (the "Common Stock"). As of the date of this Form C the Company has issued 8,500,000 shares of Common Stock, par value $0.0001 per share. The Company is also authorized to issue 6,344,927 shares of Preferred Stock including 750,000 shares of FF Preferred Stock, 3,729,952 shares of Series Seed Preferred Stock and 1,864,975 shares of Series Seed 2 Preferred Stock, together the "Series Preferred Stock." As of the date of this Offering, 5,971,932 shares of Series Preferred Stock will be issued and outstanding.

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 16,784,460 shares of Common Stock, par value $0.000100 per share, of which 8,500,000 common shares of Common Stock will be issued and outstanding, and (ii) 6,344,927 shares of Series Preferred Stock, of which 5,971,932 shares of Series Preferred Stock will be issued and outstanding.

The Company has issued the following outstanding Securities:

Common Stock:
On December 18, 2015, the Company issued its founders 8,500,000 shares of Common Stock, par value $0.0001 per share, for aggregate proceeds of $425.00 in cash and $425.00 equivalent in assigned intellectual property.

Series FF Preferred Stock:
On December 18, 2015, the Company issued its founders 750,000 shares of Series FF Preferred Stock, par value $0.001 per share, for aggregate proceeds of $750.00.

Series Seed Preferred Stock:
On March 9, 2016, the Company issued 3,729,952 shares of Series Seed Preferred Stock, par value $0.001 per share to six investors at a purchase price of $0.5362 for aggregate proceeds of $2,000,000.00 in reliance on Regulation D. The use of proceeds was directed to funding operations, development of technology, and marketing.

Series Seed 2 Preferred Stock:
On April 26, 2017 and May 26, 2017, the Company issued 1,491,980 shares of Series Seed 2 Preferred Stock, par value $0.001 per share, to two investors at a purchase price of $0.8043 for aggregate proceeds of $1,199,999.51 in reliance on Regulation D. The use of proceeds was directed to funding operations, development of technology, and marketing.

Stock Options:
The Company has adopted the 2015 Stock Incentive Plan (the "Plan"). As of October 17, 2017, the Plan has authorized a maximum of 1,939,533 shares of Common Stock to be awarded, of which 1,610,533 shares of Common Stock are available for grant at October 17, 2017.

Series FF Preferred Stock

Dividend Rights
Holders of Common Stock are entitled to receive dividends pari passu with holders of FF Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The Corporation has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of FF Preferred Stock, Series Seed Preferred Stock, and Series Seed 2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Appointment of Directors. The holders of record of the shares of Common Stock and FF Preferred Stock, together as a single class shall be entitled to elect three (3) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock and Series Seed 2 Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of the FF Preferred Stock and the Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Conversion Rights

Each share of FF Preferred Stock shall automatically convert into shares of a subsequent series or class of preferred stock of the Corporation at the conversion ratio, set forth below, effective immediately upon the purchase by an investor of such FF Preferred Stock in connection with a qualified equity financing. The conversion ratio shall be one divided by the number of shares into which a share of subsequent Preferred Stock issued in such equity financing is convertible into Common Stock of the Corporation.

Series Seed Preferred Stock / Series Seed 2 Preferred

Dividend Rights

From and after the date of the issuance of any shares of the Series Seed Preferred Stock, dividends at the rate per annum of $0.0429 per share shall accrue on such shares of Series Seed Preferred Stock and dividends at the rate per annum of $0.0643 per share shall accrue on such shares of Series Seed 2 Preferred Stock (each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock or the Series Seed 2 Preferred Stock) (the "Accruing Dividends"). Accruing Dividends shall accrue from day to day and shall be non-cumulative; provided, however, except as provided therein, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock and Series Seed 2 Preferred Stock then outstanding shall first receive, a dividend on each outstanding share of Series Seed Preferred Stock or Series Seed 2 Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate accruing dividends then accrued on such share of Series Seed Preferred Stock or Series Seed 2 Preferred Stock and not previously paid and (ii)(A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the Series Seed Preferred Stock or Series Seed 2 Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock or Series Seed 2 Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock or Series Seed 2 Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series Seed Original Issue Price or Series Seed 2 Original Issue Price (each as defined below); provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock and Series Seed 2 Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preference Stock or Series Seed 2 Preferred Stock dividend, as applicable. The Corporation has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

At any time when at least 840,000 shares of Series Seed Preferred Stock and Series Seed 2 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock or the Series Seed 2 Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or

otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the requisite investors, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

- liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other deemed liquidation event;

- amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock or Series Seed 2 Preferred Stock;

- create or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock and Series Seed 2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or Common Stock;

- reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock and Series Seed 2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security pari passu with the Series Seed Preferred Stock and Series Seed 2 Preferred Stock in respect of any such right, preference, or privilege;

- purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock and Series Seed 2 Preferred Stock as expressly authorized, and (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the Corporation having the option to repurchase shares upon the occurrence of certain events, such as the cessation of such employment or service, at the lower of the original purchase price or the then-current fair market value thereof, or through the exercise of any contractual right of first refusal;

- create or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $100,000.00;

- create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary or all of the intellectual property of the subsidiary; or

- grant equity to Company founders, officers, or members of the Board of Directors.

So long as any Series Seed Preferred Stock is outstanding, then the Corporation is prohibited from doing any of the following without majority consent of the holders of the majority of the then outstanding shares of Series Seed Preferred Stock:

- increase or decrease in the authorized number of shares of Series Seed Preferred Stock;
- effectuate any amendment, alteration, or repeal of any provision of the Certificate of Incorporation (as amended), including any filings of a Certificate of Designation, that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series Seed Preferred Stock disproportionally as compared to other classes or series of stock; or
- change the Series Seed Conversion price other than by operation of section 4 of the Amended and Restated Certificate of Incorporation.

So long as any Series Seed 2 Preferred Stock is outstanding, then the Corporation is prohibited from doing any of the following without majority consent of the holders of the majority of the then outstanding shares of Series Seed 2 Preferred Stock:

- increase or decrease in the authorized number of shares of Series Seed 2 Preferred Stock;
- effectuate any amendment, alteration, or repeal of any provision of the Certificate of Incorporation (as amended), including any filings of a Certificate of Designation, that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series Seed 2 Preferred Stock disproportionally as compared to other classes or series of stock; or
- change the Series Seed 2 Conversion price other than by operation of section 4 of the Amended and Restated Certificate of Incorporation.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of shares of Series Seed Preferred Stock and shares of Series Seed 2 Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock of FF Preferred Stock.

Conversion Rights

Each share of Series Seed Preferred Stock is convertible (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder into such number of fully paid and non-assessable shares of Common Stock as is determined for the Series Seed Preferred Stock by dividing the original issue price by Series Seed Conversion Price in effect at the time of conversion and as is determined for the Series Seed 2 Preferred Stock by dividing the Series Seed 2 Original Issue Price by the Series Seed 2 Conversion Price. The Series Seed Conversion price is initially equal to $0.5362. The Series Seed 2 Conversion Price is initially equal to $0.8043.

Rights and Preferences

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

- Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
- Major Purchasers will receive standard information and inspection rights.

The Company has no debt outstanding.

Valuation

On March 14, 2016, eShares Valuations LLC provided the Company with a 409A valuation of the Company of $4,234,529, on a minority, non-marketable interest basis for purposes of pricing the Company's per share price of its common stock. The calculated value of a fully-diluted share of common stock was $0.14 at such time.

The Company is not relying on any current third-party valuation or appraisal in relation to this Offering of Crowd SAFEs. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the company is owned by a few people/entities who include: The founders Gabe Zichermann, Adam Singer, and Geoff Lewis, and the investors Founders Fund, Compound Ventures, and Gaingels.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Gabe Zichermann	24.10%
Adam Singer	23.84%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: 250,000 free users, 12,000 paid users, average price of $10/month, and retention above 60%.

General & Administrative

The Company expenses the cost of general administrative needs as incurred and aggregated $960,000.00 and $4,000.00 for the years ended December 31, 2016 and 2015, respectively.

Advertising

The Company expenses the cost of advertising and promotions as incurred and aggregated $37,000.00 and $350.00 for the years ended December 31, 2016 and 2015, respectively.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $650,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Company has the following sources of capital in addition to the proceeds from the Offering:

Concurrently with the Offering under Regulation CF, the Company is conducting an offering of a Convertible Note or SAFE (Simple Agreement for Future Equity) to accredited investors pursuant to Rule 506(c) of Regulation D under the Securities Act. The Company plans to raise $2 million from this raise, but has the ability to increase this target amount. There can be no assurances, however, that Company will be able to raise any money in these parallel offerings.

The Company has an average burn rate of $140,000.00. This means that the Company currently spends an average of $140,000.00 per month.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd SAFE (Simple Agreement for Future Equity) Units for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 5, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary shall receive a number of Crowd SAFE (Simple Agreement for Future Equity) Units that is equal to 2.0% (two percent) of the total number of Crowd SAFE (Simple Agreement for Future Equity) Units sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

See 'Capitalization and Ownership' above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to the Valuation Cap (see below), the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to the Valuation Cap divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

The "Valuation Cap" is equal to $16,000,000.00 for the first $249,999.99 of Securities sold in this Offering; $18,000,000.00 for Securities sold between $250,000 and $499,999.99; and $20,000,000 the remainder of Securities sold.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

Investors' Rights Agreement, Right Of First Refusal and Co-Sale Agreement and Voting Agreement
On March 9, 2016, holders of the Company's Series Seed Preferred Stock entered into an Investors' Rights Agreement (the "Investors' Rights Agreement"), Right of First Refusal and Co-Sale Agreement (the "ROFR and Co-Sale Agreement"), and Voting Agreement (the "Voting Agreement"). Investors in this Offering will not be party to the Investors' Rights Agreement, ROFR and Co-Sale Agreement nor Voting Agreement upon investing nor upon conversion of the Crowd SAFEs.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During 2015, the founders of the Company incurred certain costs associated with the formation of the Company, including but not limited to incorporation costs, purchases, and travel costs. These costs were reimbursed to the founders in 2016. For the years ending December 31, 2016 and 2015, total related party advances were $0.00 and $4,593.00, respectively.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualification under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Gabe Zichermann
(Signature)

Gabe Zichermann
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Gabe Zichermann
(Signature)

Gabe Zichermann
(Name)

Chief Executive Officer
(Title)

12/15/2017
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Adam Singer
(Signature)

Adam Singer
(Name)

Chief Technology Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Adam Singer
(Signature)

Adam Singer
(Name)

Chief Technology Officer
(Title)

12/15/2017
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Geoff Lewis Tabachnik
(Signature)

Geoff Lewis Tabachnik
(Name)

Executive Chairman of the Board
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Geoff Lewis Tabachnik
(Signature)

Geoff Lewis Tabachnik
(Name)

Executive Chairman of the Board
(Title)

12/15/2017
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Form of Crowd SAFE (Simple Agreement for Future Equity)
Exhibit E	Company Pitch Deck
Exhibit F	Video Transcript

EXHIBIT A

Financial Statements

Onward Method, Inc.

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016 and 2015

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
Onward Method, Inc.:

We have reviewed the accompanying financial statements of Onward Method, Inc. ("the Company") which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that Onward Method, Inc. may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should Onward Method, Inc. be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
December 11, 2017

Onward Method, Inc.
Balance Sheets
December 31, 2016 and 2015
(unaudited)

	2016	2015
Assets		
Current assets		
Cash and cash equivalents	$ 961,058	$ -
Prepaid expense and other current assets	29,870	-
Current assets	990,928	-
Deposits	19,800	-
Property and equipment, net	6,961	-
Intangible assets, net	4,885	-
Total assets	$ 1,022,574	$ -
Liabilities and Stockholders' Equity		
Current liabilities		
Accrued expenses	$ 33,550	$ -
Related party advances	-	4,593
Total liabilities	33,550	4,593
Stockholder's Equity (Deficit)		
Common stock, $0.0001 par value; 14,919,485 shares authorized, 8,500,000 shares issued and outstanding at December 31, 2016 and 2015.	850	850
Series FF Preferred, $0.001 par value; 750,000 shares authorized, 750,000 shares issued and outstanding at December 31, 2016 and 2015.	750	750
authorized; 3,729,952 shares issued and outstanding at December 31, 2016, liquidation preference $2,000,000 at December 31, 2016.	3,730	-
Additional paid-in capital	1,999,910	-
Accumulated deficit	(1,016,216)	(6,193)
Total stockholders' equity (deficit)	989,024	(4,593)
Total liabilities and stockholders' equity (deficit)	$ 1,022,574	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Onward Method, Inc.
Statements of Operations
For the Years Ended December 31, 2016 and 2015
(unaudited)

		2016		2015
Revenues	$	-	$	-
Operating expenses				
Salaries and related expenses		534,221		1,600
Rent and occupancy		124,808		2,095
Professional fees		112,770		449
Independent contractor		108,120		1,350
Marketing and advertising		37,369		-
Computer equipment and furniture		32,959		-
Travel and entertainment		31,233		370
Software and subscriptions		17,626		329
Miscellaneous		3,849		-
Stock option expense		3,640		-
Insurance		2,898		-
Depreciation and amortization		1,039		-
Total operating expenses		1,010,532		6,193
Loss from operations		(1,010,532)		(6,193)
Other income				
Interest income		91		-
Other income		418		-
Total other income, net		509		-
Loss before income taxes		(1,010,023)		(6,193)
Income tax expense		-		-
Net loss	$	(1,010,023)	$	(6,193)

See accompanying notes to the financial statements and the independent accountants' review report.

Onward Method, Inc.
Statements of Stockholders' Equity
For the Years Ended December 31, 2016 and 2015
(unaudited)

	Common Stock		Series FF Preferred Stock		Series Seed Preferred		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balances at December 16, 2015	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Equity based compensation	8,500,000	850	750,000	750	-	-	-	-	1,600
Net loss	-	-	-	-	-	-	-	(6,193)	(6,193)
Balances at December 31, 2015	8,500,000	$ 850	750,000	$ 750	-	$ -	$ -	$ (6,193)	$ (4,593)
Issuance of Series seed preferred stock	-	-	-	-	3,729,952	3,730	1,996,270	-	2,000,000
Stock option expense	-	-	-	-	-	-	3,640	-	3,640
Net loss	-	-	-	-	-	-	-	(1,010,023)	(1,010,023)
Balances at December 31, 2016	8,500,000	$ 850	750,000	$ 750	3,729,952	$ 3,730	$ 1,999,910	$ (1,016,216)	$ 989,024

See accompanying notes to the financial statements and the independent accountants' review report.

Onward Method, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Cash flows from operating activities:		
Net loss	$ (1,010,023)	$ (6,193)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,039	-
Stock option expense	3,640	-
Equity based compensation	-	1,600
Changes in operating assets and liabilities:		
Prepaid expense and other assets	(49,670)	-
Accrued expenses	33,550	-
Net cash used in operating activities	(1,021,464)	(4,593)
Cash flows from investing activities:		
Purchase of property and equipment	(7,651)	-
Purchase of intangible assets	(5,234)	-
Net cash used in investing activities	(12,885)	-
Cash flows from financing activities:		
Issuance of Series seed preferred stock	2,000,000	-
Proceeds from notes payable	21,654	4,593
Payments on notes payable	(26,247)	-
Net cash provided by financing activities	1,995,407	4,593
Net increase in cash and cash equivalents	961,058	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$ 961,058	$ -
Supplemental disclosure of cash flow information:		
Interest paid during the year	$ -	$ -
Income taxes paid during the year	$ -	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Onward Method, Inc.
Notes to the Financial Statements
December 31, 2016 and 2015
(unaudited)

Note 1 - Nature of Business

Onward Method, Inc. (the "Company"), a Delaware corporation, commenced operations in December 2015. The Company develops and licenses software to help people overcome device and technology addictions.

Note 2 – Liquidity and Capital Resources

The Company has experienced net losses during the years ended December 31, 2016 and 2015. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company has historically funded its operations through equity financing. The Company's ability to continue to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the opportunities it provides to businesses. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within one year from the date of the financial statements, to be cash equivalents.

Intangible assets
Intangible assets consist of organization costs that have finite useful lives and are amortized over their useful lives of 15 years. In accordance with generally accepted accounting principles ("GAAP"), when facts and circumstances indicate that the carrying value of definite-lived intangible assets may not be recoverable, management assesses the intangibles for impairment. During the years ended December 31, 2016 and 2015, there was no impairment of intangible assets.

Note 3 - Significant Accounting Policies (continued)

Property and equipment
Property and equipment consist principally of furniture and equipment. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from three to seven years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long lived assets, the Company evaluates the probability that future undiscounted cash flows, without interest charges, will be less than the carrying amount of the assets.

Revenue recognition
The Company generates revenue by charging consumers a recurring monthly subscription fee for the premium features of the product. The Company's sales are exclusively through the iTunes store and revenue is recognized when payments are remitted to the Company in arrears for subscriptions purchased through the iTunes store.

Marketing and advertising costs
The Company expenses marketing and advertising costs as incurred.

Share-based compensation
The Company expenses all share-based payment to employees, including the grant of employee stock options, in the income statement based on their fair value less estimated forfeitures. Compensation cost is recognized over the award's requisite service period (which is generally the vesting term). The Company grants newly issued shares of stock upon exercise of stock options.

Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Note 3 - Significant Accounting Policies (continued)

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

The amounts reported for cash and cash equivalents, prepaid and other assets, deposits, and accrued expenses are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2016 and 2015:

		2016		2015
Furniture and equipment	$	7,651	$	-
Subtotal		7,651		-
Less accumulated depreciation		(690)		-
Total	$	6,961	$	-

Depreciation expense for the years ended December 31, 2016 and 2015 was $690 and $0, respectively.

Note 5 – Intangible Assets

Intangible assets consist of the following at December 31, 2016 and 2015:

	2016	2015
Domain name	$ 5,234	$ -
Subtotal	5,234	-
Less accumulated amortization	(349)	-
Total	$ 4,885	$ -

Amortization expense for the years ended December 31, 2016 and 2015 was $349 and $0, respectively. As of December 31, 2016, the expected amortization of intangible assets with a definite life over the 5-year period and thereafter is as follows:

2017	$ 349
2018	349
2019	349
2020	349
2021	349
Thereafter	3,140
	$ 4,885

Note 6 - Related Party Advances

During 2015, the founders of the Company incurred certain costs associated with the formation of the Company, including but not limited to incorporation costs, purchases, and travel costs. These costs were reimbursed to the founders in 2016. For the years ending December 31, 2016 and 2015, total related party advances were $0 and $4,593, respectively.

Note 7 - Capital Stock

Authorized shares – On December 16, 2015, the Company authorized the issuance of 19,399,437 shares of capital stock. The total number of shares of common stock the Company is authorized to issue is 14,919,485 at a par value of $0.0001. The total number of shares of preferred stock the Company is authorized to issue is 4,479,952 at a par value of $0.001; of which 750,000 is designated to be Series FF preferred stock (“Series FF”), and 3,729,952 is designated to be Series Seed preferred stock (“Series Seed”). Series Seed is in parity with respect to preferences.

Common stock – During 2015, the Company issued 8,500,000 shares of common stock at $0.0001 per share to its founders in exchange for services and intellectual property contributed to the business. As of December 31, 2015, the Company recognized $850 in salaries and related expense in the statement of operations as part of the issuance of common stock.

Preferred stock – During 2015, the Company issued 750,000 shares of Series FF at $0.001 per share to its founders in exchange for services and intellectual property contributed to the business. As of December 31, 2015, the Company recognized $750 in salaries and related expense in the statement of operations as part of the issuance of Series FF.

Note 7 - Capital Stock (continued)

During 2016, the Company issued 3,729,952 shares of Series Seed at $0.5362 per share and received approximately $2 million in cash proceeds, net of issuance costs.

Dividend Rights – The Series Seed preferred holders are entitled to receive, when, as and if declared by the Board of Directors and out of funds legally available, non-cumulative dividends at the rate per annum of $0.0429 on each outstanding share of Series Seed. The Company did not declare dividends during the years ended December 31, 2016 and 2015.

The Series FF preferred holders are entitled to receive, when, as and if declared by the Board of Directors and out of funds legally available, non-cumulative dividends on a pro rata basis with the holders of the common stock based on the number of shares of common stock held by each. The Company did not declare dividends during the years ended December 31, 2016 and 2015.

Liquidation preferences - The Series Seed, on an equal priority basis, have liquidation preferences that entitle these stockholders to receive, prior to and in preference to all other classes of stockholders, payment or distribution of any assets or surplus funds equal to the Series Seed original issue price, plus any dividends declared but unpaid thereon. After distributions pursuant to the liquidation preferences noted above, all stockholders shall participate in additional distributions pro rata, on an as-converted to common stock basis, with all other classes of stock.

Conversion rights - Each share of Series Seed and Series FF shall be convertible, at the option of the holder thereof, at any time after date of issuance of such share, at the office of the Company or any transfer agent, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price of the Series Seed and Series FF by the conversion price of such series at the time to effect (adjusted for any recapitalizations, stock combinations, stock dividends, and stock splits). At December 31, 2016, the conversion rate for Series Seed and Series FF equaled $0.5362 and $0.001 per share, respectively.

Voting rights - The Series Seed preferred holders have the right to one vote for each share of common stock into which such holders' share of preferred stock could then be converted.

Stock Options - The Company has adopted the 2015 Stock Incentive Plan (the "Plan"). As of December 31, 2016, the Plan has authorized a maximum of 1,500,000 shares of common stock to be awarded, of which 1,260,000 shares of common stock are available for grant at December 31, 2016.

Options generally have a ten-year term and vest over a period of two to four years. In the event of a change in control of the Company, an option or award under the Plan will become fully exercisable and fully vested, if the option or award is not assumed by the surviving corporation or the surviving corporation does not substitute comparable awards for the awards granted under the Plan, or in the event of an involuntary termination within one year following a change in control.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company used an estimated volatility of 60.00%, expected dividend yield of 0%, average risk free rate of 1.67% and an expected term of two to four years as its variables in its Black-Scholes calculation of stock compensation expense for options granted. During the year ended December 31, 2016, the Company granted 240,000 options. There were no options granted during the year ended December 31, 2015. The fair value per share of options granted during the year ended December 31, 2016 was $0.07.

Note 7 - Capital Stock (continued)

The Company recognized $3,640 and $0 in stock based compensation for the years ended December 31, 2016 and 2015, respectively, and as of December 31, 2016, the Company has $12,125, in unamortized compensation costs related to non-vested stock option awards that it expects to be recognized in future periods.

A summary of the Company's stock option activity and related information through December 31, 2016 and 2015 is as follows:

	Number of Shares	Weighted Average Price per Share
Outstanding at December 31, 2015	-	$ -
Granted	240,000	0.07
Outstanding at December 31, 2016	240,000	0.07

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2016 and 2015:

	Options Outstanding			
Year	Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
2016	$0.07	240,000	9.24	$0.07

	Options Vested			
Year	Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
2016	$0.07	55,417	8.98	$0.07

Note 8 - Commitments and Contingencies

Lease arrangements
The Company leases office space under a non-cancelable operating lease expiring in March 2018. Rent expense on the Company's operating leases was approximately $90,650 and $0 for the years ended December 13, 2016 and 2015, respectively.

Note 8 - Commitments and Contingencies (continued)

Future minimum lease payments under these leases as of December 31, 2016 are as follows:

2017	$	119,691
2018		30,591
	$	150,282

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 9 - Subsequent Events

In May 2017, the Company issued 1,491,980 Series Seed 2 preferred stock par value $0.001 per share for total proceeds of $1.2 million.

On October 31, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer $1,070,000 of Crowd SAFEs ("Securities") to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users of not more than a total of $1.07 million during any 12-month period through an eligible intermediary.

The Company has evaluated subsequent events through the date of the Independent Accountants' Review report, the date the financial statements were available to be issued.

EXHIBIT B

Company Summary

Company: Onward

Market: Behavior and lifestyle change

Product: An artificially intelligent (AI) chatbot that helps users change addiction behavior

Company Highlights

- Has received $3.2 million in financing from major venture investors including Founders Fund, Compound Ventures, and Gaingels
- Has developed a tech addiction (screen time, social media, gambling, porn, video games, shopping, etc.) solution based on artificial intelligence that helped 88% of addicts reduce their overuse in one major study and stopped people from taking 95 unwanted actions per day in a second study
- The founding team has successfully launched and exited venture-backed startups and led major tech teams at companies like Twitter
- The company has developed complex, defensible technologies with a provisional patent pending

PERKS

**You are investing in equity in this offering. Perks are meant to be a thank you from the company for investing. The perks below are inclusive of lower dollar amount perks.*

$100: One free month of Onward Pro

$1,000: One free year of Onward Pro

$10,000: Lifetime Onward Pro

COMPANY SUMMARY

Opportunity

According to the American Society of Addiction Medicine, addiction "is a primary, chronic disease of brain reward, motivation, memory, and related circuitry." Addiction can cause individuals to become unable to abstain from certain activities, experience cravings towards certain substances or behaviors, not recognize harmful behaviors or problems, and experience dysfunctional emotional responses, among other characteristics.[i]

Over 21 million people in the U.S. suffered from an addiction to illicit drugs or alcohol in 2014 and 32.5 million were daily cigarette smokers. Substance abuse costs Americans an estimated $600 billion each year.[ii] However, while drug, alcohol, and tobacco addiction are some of the most recognized, addictive behaviors can also surface around food, gambling, shopping, sex, porn, games, and even technology – or a combination of the above – all of which can trigger dopamine to be released in certain areas of the brain.

New technologies help connect people and make life easier, but they are also increasingly designed to be addictive. Nearly half of U.S. smartphone users said they couldn't live without their phone.[iii] In fact, the average U.S. adult spends over 10 hours per day on screen time[iv], and a recent study has found a connection between compulsive internet/smartphone usage in teens and increased neurotransmitter activity in areas of the brain tied to systems of behavior reward.[v]


Start Changing Your Life
in 60 Seconds a Day
Reports
DAY
WEEK
MONTH
Yesterday
5h 15m
Up 15% from July 2
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7
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2h 25m

Onward leverages the latest behavior change research and data science to help people who have problems with screen time, gambling, or porn addiction regain control of their lives and achieve tech-life balance. Its treatment relies on behavioral and lifestyle changes spurred by digital habit tracking in combination with well-studied cognitive behavioral therapy and mindfulness practices. The Onward app collects and analyzes usage data to deliver both progress reports and interventions. By analyzing and interpreting online behavior, Onward continuously gains new insights into the symptoms and consequences of technology addiction.

The company also believes that its approach will be extensible to substance use disorders like drugs, alcohol, tobacco, and food. Preliminary research suggests that many of the precursors to acting out can be identified in your smartphone – even without knowing specifically that you're eating/smoking/drinking/etc. With this predictive model, Onward can intervene before the user goes to the bar or on a smoke break, reducing the craving to use and helping avert bad behavior.

Product

Onward uses artificial intelligence to help people change their behavior. This is primarily delivered through a coaching chatbot that is designed to be nonjudgmental and available 24/7. AI is important for mental health and addiction treatment because it allows Onward to deliver therapies that work at a scalable cost: no human therapists are involved in delivering treatment through Onward in order to ensure that everyone can use the product.

Based on your usage patterns, Onward attempts to predict when you're going to act out next and provides a just-in-time intervention before you do. These interventions can include mindfulness, Cognitive Behavioral Therapy (CBT), Motivational Interviewing (MI), physical exercise, connect with a friend, and blocking.

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Automated Tracking, Personalized Program, 24/7 Coaching
9:41 AM
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ONWARD
We call this achieving Tech-Life Balance
Check out this short video about Onward
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Hi
Welcome to Onward
My name is 'O'


Start Changing Your Life in 60 Seconds a Day
9:41 AM
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Daily
Today
Overview
Details
Screen Time
9.1h
Social Media 02:32
Shopping 00:45
Entertainment 00:38
News 01:48
Communication 00:48
Chat 00:57
Utility 00:38
Porn 01:04
Dating 00:58


Block Unwanted Sites and Apps
9:41 AM
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Mode Selection
What would like to achieve? Choose a blocking mode that best fits your needs.
Grant
Allow access to specific websites and apps only once a day
Restrict
Block websites and apps only during certain times of the day
Detox
Stop using specific websites and apps for a limited time or even permanently

As you progress through Onward, the system uses AI to help optimize the program for you. This is designed to help ensure everyone receives the intervention they need at the right time. Each of us is different and Onward reflects that.

Onward has also developed a sophisticated site and app blocking tool, called Smart Filter. Working together with your goals, Smart Filter helps you set limits on your use in multiple ways. You can list specific sites and apps you want to control, set when and for how long, and Onward's Smart Filter automatically blocks it for you.

Once a day, the chatbot (named "O") will invite you to check in. During this check in, you can review your progress and make a commitment to improve and come back the next day. Once users reach major check in milestones, they receive achievements (badges) that provide positive reinforcement. If you feel triggered, you can come to the app anytime and launch an intervention that is optimized to reduce your craving to overuse. The Onward system is available on iOS, Windows, and Mac platforms, with plans to add Android next year.

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Use of Proceeds and Product Roadmap

The company plans to use funds for the following:

1. Customer acquisition
2. Expansion to other behavioral addiction verticals (e.g. videogames, shopping)
3. Beginning the process of FDA approval for Randomized Control Trial research on Onward's efficacy
4. Improvement of core technologies: prediction, machine learning/AI
5. Developer APIs

If the minimum $50,000 is raised, the company plans to use the majority of the proceeds on research and development ($26,500). If the maximum $1,070,000 is raised, the company also plans to use the majority of the proceeds on research and development ($725,100), as well as $250,000 in general marketing.



Minimum $50,000 Raised
$3,500
$5,000
$1,000
$26,500
$10,000
Research and Development
Campaign marketing expenses
Estimated Attorney Fees
Estimated Accountant/Auditor Fees
Intermediary Fees



Maximum $1,070,000 Raised
$254,000
$74,900
$5,000
$1,000
$10,000
$725,100
Research and Development
Campaign marketing expenses
Estimated Attorney Fees
Estimated Accountant/Auditor Fees
Intermediary Fees
General Marketing

Business Model

Onward generates revenue through a freemium subscription model.

- **Onward Basic:** Free tracking and reporting
- **Onward Pro:** Basic tier plus application blocking, machine learning, AI chatbot, skills, education, and interventions
  - Paid monthly ($9.99 to $19.99 per month depending on the vertical)
  - Paid quarterly ($6.99 to $12.99 per month depending on the vertical)
  - Paid annually ($4.99 $12.99 per month depending on the vertical)

The company has designed its conversion funnel to increase users' motivation to convert to the Pro subscription model.

USER TRACTION

Onward has partnered with researchers at UCLA Health, Columbia University Medical Center, and Stanford to conduct and publish research studies that highlight common patterns and evaluate the success of artificial intelligence on technology-based addictions (e.g. screen time, gambling, porn, shopping, etc.). In a 2017 study on porn addiction, Onward found that roughly 88% of users of its app experienced a reduction in usage of the time they spent watching porn. The app also stopped 62% of attempts by users to cross their self-imposed limits.

As of October 2017, Onward had nearly 10,000 monthly active users. Since January 2017, 528 paying subscribers have signed up through November 2017. These subscribers have generated over $38,000 in revenue for the company on an accrual basis.


Subscription Growth
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
600
500
400
300
200
100
0
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017
Jun 2017
Jul 2017
Aug 2017
Sep 2017
Oct 2017
Nov 2017
Cumulative Revenue (Left Axis)
Cumulative Subscribers (Right Axis)

Year to date as of September 2017, Onward generated over $3,000 in revenue. Prior to June of 2017, Onward primarily made its product available for free for research purposes.

Year to date as of September 2017, Onward had total operating expenses of approximately $1.2 million. In 2017, salary and wages accounted for 53% of operating expenses, or approximately $641,000. In 2016, operating expenses totaled about $996,000. In 2016, salary and wages accounted for 45% of operating expenses, or approximately $443,000.


Operating Expenses
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Nov 2015
Dec 2015
Jan 2016
Feb 2016
Mar 2016
Apr 2016
May 2016
Jun 2016
Jul 2016
Aug 2016
Sep 2016
Oct 2016
Nov 2016
Dec 2016
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017
Jun 2017
Jul 2017
Aug 2017
Sep 2017
Operating Expenses

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Year to date as of September 2017, Onward had a net operating loss of approximately $1.2 million. In 2016, the net operating loss totaled about $995,000.



Net Operating Income
$0
-$50,000
-$100,000
-$150,000
-$200,000
-$250,000
Nov 2015
Dec 2015
Jan 2016
Feb 2016
Mar 2016
Apr 2016
May 2016
Jun 2016
Jul 2016
Aug 2016
Sep 2016
Oct 2016
Nov 2016
Dec 2016
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017
Jun 2017
Jul 2017
Aug 2017
Sep 2017
Net Operating Income

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While smartphones emerged into the mass market less than a decade ago, it is now estimated that 77% of U.S. adults own a smartphone and 51% own a smart tablet. This trend is also mirrored by a rise in social media penetration, as 69% of Americans now use some form of social media as opposed to just 5% using the platforms in 2005.[vi] On a wider scale, the number of active social media users globally increased 21% from January 2016 to January 2017 and has now reached approximately 2.8 billion.[vii]


JAN 2017
GLOBAL DIGITAL SNAPSHOT
KEY STATISTICAL INDICATORS FOR THE WORLD'S INTERNET, MOBILE, AND SOCIAL MEDIA USERS
TOTAL POPULATION
INTERNET USERS
ACTIVE SOCIAL MEDIA USERS
UNIQUE MOBILE USERS
ACTIVE MOBILE SOCIAL USERS
7.476 BILLION
3.773 BILLION
2.789 BILLION
4.917 BILLION
2.549 BILLION
URBANISATION: 54%
PENETRATION: 50%
PENETRATION: 37%
PENETRATION: 66%
PENETRATION: 34%
Hootsuite
we are social

However, this rapid growth has not been entirely positive, as nearly half of those living within the U.S. today say they couldn't imagine living without their smartphone.[viii] Adoption rates among all types of new and emerging technologies and social media have climbed to significant proportions in recent years. In fact, survey findings suggest that more than eight in 10 Americans are attached to their gadgets on a typical day, frequently or constantly checking their emails, texts, and social media.[ix] The increased amount of time that people devote to using computers, watching TV, and playing video games – also known as screen time – is a significant factor in the rise of obesity around the globe.[x] While 65% of Americans somewhat or strongly agree that periodically "unplugging" from their devices and social media is important to their mental health, only 28% of those people actually report doing so.[xi]


TYPICAL WORK DAY
% (of Employed) Often or Constantly Connected to at Least One Device
CONSTANTLY CONNECTED
45%
OFTEN CONNECTED
40%
For employed respondents.
TYPICAL NON-WORK DAY
% Often or Constantly Connected to at Least One Device
CONSTANTLY CONNECTED
34%
OFTEN CONNECTED
47%
For unemployed respondents: Typical day.
For employed respondents: Typical day off from work.

https://www.apa.org/news/press/releases/stress/2017/technology-social-media.PDF

Importantly, behavioral overuse as a category is very underserved. Despite millions of people who feel they have a tech-based overuse problem,[xii] fewer than a dozen traditional solutions (e.g. rehabs or other outpatient providers) offer services to screen, porn, gambling, shopping, or gaming addicts. This has created tremendous demand in the market for a solution that is available and can scale.

At the same time, artificial intelligence (AI) is a field that has been experiencing rapid growth over the last few years. The overall AI market is projected to be worth $16.06 billion by 2022, growing at a compound annual growth rate of 62.9% from 2016 to 2022.[xiii] In essence, AI is the engineering of machines to understand human intelligence.[xiv] Within AI, chatbots are a rapidly growing innovation sophisticated enough to simulate conversational interactions with human users, and chatbots are projected to responsible for over $8 billion a year in cost savings by 2020.[xv] According to Microsoft CEO Satya Nadella, "Chatbots will fundamentally revolutionize how computing is experienced by everybody."[xvi]

COMPETITORS

There are several traditional solutions for substance abuse, including rehab facilities, outpatient providers, and 12-step programs (e.g. Alcoholics Anonymous). However, there are a limited number of traditional solutions that offer services for screen, porn, gambling, shopping, or gaming addicts.

One nontraditional solution for porn addiction, is a web platform that monitors internet activity:

Covenant Eyes®: Covenant Eyes provides an internet accountability service that helps customers overcome porn addiction by monitoring internet activity and sending a report to trusted friends who then hold that customer accountable. The company provides its service to individuals, families, and communities on a subscription model. An individual account costs $10.99 per month and a family account costs $14.99 per month.[xvii] Covenant Eyes had reported revenue of $17.3 million in 2016.[xviii]

There are several apps that focus on screen time overuse:

Offtime: Offtime is an app that allows users to find digital balance in today's hyperconnected world. The app provides data analytics regarding phone usage to help users understand their habits and improve self-control. The app provides different plans with varying features on Android (Basic, Professional, Business) and iOS (Light,

Business). The Basic, Light, and Professional platforms are meant for individuals while the Business platform is meant for companies to help boost employee productivity. The individual platforms cost $2.99 to download[xix], while the Business platform is sold based on consultation.[xx] Its users have aggregated over 750 years of undistracted time and over 525,000 minutes each day.[xxi]

Moment: Moment is an iOS app that automatically tracks a user's iPhone and iPad usage each day. The app allows users to set daily limits for screen use and get notifications when the limit is passed. Moment also offers a family option that allows users to manage their family's screen time from their phone and set up screen-free times. The app also provides detailed statistics regarding user app usage and phone habits. The app has been featured on various notable sources including The New York Times, TechCrunch, TED, and BBC. [xxii] It is free to download but offers in-app purchases to users that start at $3.99 for Moment Premium. [xxiii]

Forest: Forest is a productivity app that helps people overcome smartphone addiction. The app allows users to earn credits by not using their cell phones. Credits are then spent to grow virtual forests and to plant real trees around the world. As a result, the app has helped plant over 200,000 trees around the world in conjunction with Trees for the Future.[xxiv] The app costs $1.99 to download and provides customizable tags and detailed statistics for users.[xxv] The app is available on the App Store, Google Play, and as a Chrome extension.

Dinner Mode: Dinner Mode is a free app that allows users to set a timer for 15 minutes, 30 minutes, or an hour to be off their phone. The users set the timer and face the phone screen down. If they fail to leave it face down for the duration of the timer, the app shows a red failure screen notifying users that they didn't complete the full time. The app is free to download on the App Store[xxvi] and is only available for iOS devices.

EXECUTIVE TEAM



Gabe Zichermann, CEO and Co-founder: Gabe is the CEO and Co-founder of Onward and the principal experience architect of the company's scalable, AI-driven approach to conquering addiction. Gabe is a serial entrepreneur (including the sale of Trymedia to Macrovision for $34 million[xxvii]), author of three books, and public speaker with over a decade of experience building systems for behavior change. He is also an expert on creating engaging design and technology, and his work in the gamification movement has influenced government, large enterprise and startup workplaces, products, and business processes. After watching family and friends battle their addictions, Gabe's vision is to foster a world where balanced relationships between "real life" and technology make everyone healthier, happier, and more truly connected.



Adam Singer, CTO and Co-founder: Adam is a veteran software engineer who has previously held leadership roles at Posterous and Twitter. He has had close family members suffer from addiction, and he is dedicated to using technology to tackle this problem that has affected his family so dearly. Adam holds a bachelor's degree in Electrical Engineering and Computer Science from the University of California, Berkeley.

INVESTMENT TERMS

Security Type: Crowd SAFE (Simple Agreement for Future Equity)

Round Size: Min: $50,000 Max: $1,070,000
Valuation Cap: $20,000,000
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd SAFE into shares of a series of non-voting preferred stock, at the price per share of the new preferred stock sold in the equity financing, or at a valuation cap of $20,000,000, whichever results in a lower conversion price. Please refer to the Crowd SAFE Form for a complete description of the terms of the Crowd SAFE, including the conversion provisions.

PRESS

VentureBeat: Onward app helps you defeat your addictions privately
TechCrunch: New research shows that apps can help combat screen addictions
CBS: App Aims To Curb Cellphone Addiction
60 Minutes: What is "brain hacking"? Tech insiders on why you should care

---

[i] https://www.asam.org/resources/definition-of-addiction
[ii] https://www.samhsa.gov/data/sites/default/files/NSDUH-FRR1-2014/NSDUH-FRR1-2014.pdf
[iii] https://www.huffingtonpost.com/2015/04/01/pew-study-cell-phones_n_6985004.html
[iv] http://www.cnn.com/2016/06/30/health/americans-screen-time-nielsen/index.html
[v] https://health.usnews.com/health-care/articles/2017-11-30/does-smartphone-addiction-show-up-in-teens-brains
[vi] http://www.pewresearch.org/fact-tank/2017/01/12/evolution-of-technology/
[vii] https://wearesocial.com/special-reports/digital-in-2017-global-overview
[viii] http://news.gallup.com/poll/184085/nearly-half-smartphone-users-imagine-life-without.aspx
[ix] https://www.apa.org/news/press/releases/stress/2017/technology-social-media.PDF
[x] http://www.milkeninstitute.org/publications/view/531
[xi] https://www.apa.org/news/press/releases/stress/2017/technology-social-media.PDF
[xii] https://www.mediapost.com/publications/article/257308/mobile-addicts-number-280-million-worldwide.html
[xiii] https://www.prnewswire.com/news-releases/artificial-intelligence-market-worth-1606-billion-usd-by-2022-603578386.html
[xiv] http://www-formal.stanford.edu/jmc/whatisai/node1.html
[xv] https://www.juniperresearch.com/resources/infographics/chatbots-infographic-key-statistics-2017
[xvi] https://venturebeat.com/2016/07/11/microsoft-ceo-chatbots-will-fundamentally-revolutionize-computing/
[xvii] http://www.covenanteyes.com/services/pricing/
[xviii] https://www.inc.com/profile/covenant-eyes
[xix] https://itunes.apple.com/app/apple-store/id974022309?mt=8
[xx] http://offtime.co/pricing/
[xxi] http://offtime.co/
[xxii] https://inthemoment.io/
[xxiii] https://itunes.apple.com/us/app/moment-track-how-much-you/id771541926?mt=8&ign-mpt=uo%3D4
[xxiv] https://www.forestapp.cc/en/
[xxv] https://itunes.apple.com/app/forest-stay-focused-stop-phubbing/id866450515
[xxvi] https://itunes.apple.com/us/app/dinnermode/id921581588?mt=8
[xxvii] https://www.bizjournals.com/sanfrancisco/stories/2005/08/08/newscolumn7.html?page=1

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Onward Method, Inc.
8605 Santa Monica Blvd, STE 39971
Los Angeles, CA 90069

Ladies and Gentlemen:

The undersigned understands that Onward Method, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000.00 of Crowd SAFE (Simple Agreement for Future Equity) Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated December 15, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on February 5, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) ***General.***

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) ***Information Concerning the Company.***

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment

advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) ***No Guaranty.***

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) ***Status of Undersigned.***

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) ***Restrictions on Transfer or Sale of Securities.***

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this

Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	8605 Santa Monica Blvd, STE 39971 Los Angeles, CA 90069 Attention: Gabe Zichermann
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By____________________ Name:

PURCHASER (if an entity):
______________________ Legal Name of Entity By____________________ Name: Title:

State/Country of Domicile or Formation: _____________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Onward Method, Inc.
By____________________ Name: Title:

EXHIBIT D
Form of Crowd SAFE (Simple Agreement for Future Equity)

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

ONWARD METHOD, INC.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Onward Method, Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **<u>Equity Financing</u>**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the applicable Conversion Price; or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the Safe Price (either the Conversion Price or the Safe Price, as applicable, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) **<u>Liquidity Event</u>**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Conversion Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of

the holders of Preferred Stock; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has

had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement

from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this

instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(h) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ONWARD METHOD INC.

By: ____________________________________

Name: Gabe Zichermann

Title: CEO

Address: 8605 Santa Monica Blvd, Suite 39971

Los Angeles, CA 90069

Email: gabe@onward.org

INVESTOR:

By: ____________________________________

Name: ________________________________

Address: _________________________________

____

Email: _________________________________

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

ONWARD METHOD, INC.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Onward Method, Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $18,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the applicable Conversion Price; or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the Safe Price (either the Conversion Price or the Safe Price, as applicable, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Conversion Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of

the holders of Preferred Stock; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. ***Company Representations***

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has

had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement

from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this

instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(h) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ONWARD METHOD INC.

By: ____________________________________

Name: Gabe Zichermann

Title: CEO

Address: 8605 Santa Monica Blvd, Suite 39971

Los Angeles, CA 90069

Email: gabe@onward.org

INVESTOR:

By: ____________________________________

Name: ________________________________

Address: _______________________________

____

Email: _________________________________

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

ONWARD METHOD, INC.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Onward Method, Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $16,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the applicable Conversion Price; or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the Safe Price (either the Conversion Price or the Safe Price, as applicable, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Conversion Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of

the holders of Preferred Stock; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. ***Company Representations***

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has

had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement

from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this

instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(h) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ONWARD METHOD INC.

By: ______________________________________

Name: Gabe Zichermann

Title: CEO

Address: 8605 Santa Monica Blvd, Suite 39971

Los Angeles, CA 90069

Email: gabe@onward.org

INVESTOR:

By: ______________________________________

Name:________________________________

Address:______________________________

____

Email:________________________________

EXHIBIT E

Company Pitch Deck

ONWARD: BEHAVIOR CHANGE AS A SERVICE

ONWARD

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

"Giving up smoking is the easiest thing in the world. I know, I've done it thousands of times."

–MARK TWAIN

BEHAVIOR IS SOCIETY'S LARGEST PREVENTABLE COST*



MALADAPTIVE BEHAVIORS ARE AMPLIFIED BY TECHNOLOGY

*https://www.cdc.gov/chronicdisease/overview/index.htm

MALADAPTIVE BEHAVIOR IS EVERYWHERE

ADDICTIONS

Screen Time/Social
Gambling
Games
Porn
Shopping
Drugs
Alcohol
Tobacco
Food

IMPULSE CONTROL

Failure to exercise

Failure to save money

Prescription drug non-adherence

Violence

Drinking & driving

BEHAVIORAL SOLUTIONS FAIL BECAUSE THEY AREN'T

SCALABLE AND PREDICTIVE


CHANGE
AHEAD

ONWARD


Reports
DAY
WEEK
MONTH
July 2017
125h 25m
12h
8h
4h
Jul 1
Jul 15
Jul 31
Down 15% from last month
Device unlocks 120
Sites blocked 13
Smart Filter snoozes 7
Trouble with reports?


AT&T
9:41 AM
100%
ONWARD
We call this achieving Tech-Life Balance
Check out this short video about Onward
Audio not required, but if you have headphones...
Hi
Welcome to Onward
My name is 'O'

THE ONWARD STORY

UCLA Health

Stanford MEDICINE | Department of Medicine

Columbia University Medical Center

FOUNDERS FUND

compound

raised $3.2mm seed 2016-17

We are a diverse, immigrant- **and** LGBT-founded, mission-driven product **and** engineering team



ON A MISSION TO CONQUER ADDICTION AND CHANGE BEHAVIOR



Gabe Zichermann, CEO & Co-founder
Gabe is a serial entrepreneur, author, and speaker with a family and friend history of addiction and a decade of experience building systems for behavior change with gamification. He now believes that things have gone too far, and people need their own AI to help support a balanced life.



Adam Singer, CTO & Co-founder
Adam is a veteran software engineer who has previously held leadership roles at Posterous and Twitter. He has had close family members suffer from addiction and is dedicated to bringing a technology solution to market that will transform the landscape for recovery and behavior change.

What is Onward?

A solution that helps you track and change your online overuse behavior using AI and data science to help you achieve tech-life balance.

- Works on Phones & Devices
- Confidential AI Coach
- Trigger Help 24/7
- Personalized Program


AT&T
3:02 PM
100%
Daily
Today
Overview
Details
Screen Time
6.1h
Social Media 01:32
Shopping 00:45
Entertainment 00:38

- Blocks Problem Sites & Apps
- Accountability Sharing
- Auto Track & Report
- Learn Coping Skills

THE ONWARD METHOD


chatbot AI
empirical reporting
prediction
just in time intervention
behavior change

UNIQUE STRATEGIC ADVANTAGES

LOW COST: Using an automated chatbot, Onward can scale to reach the whole population. Physicians not required.

PASSIVE: Onward gathers all data in the background without requiring user self-reporting.

PERSONALIZED: Instead of being married to one treatment modality, machine learning can help deliver the right treatment to the right person at the right time.

PREDICTIVE: By successfully predicting behavior, we can bring the intervention to just **before** the user experiences a trigger/response. This is superior to fixed intervals.

EFFICACIOUS: We have demonstrated efficacy, positive user feedback, and revenue potential in two large scale trials + business tests.

PREDICTION ACCURACY HIGH



79%

prediction accuracy
better than chance

PRE-COGNITIVE PREDICTION

TECH USE
SLEEP
LOCATION
EXERCISE
FINANCES
WORK BURDEN
SOCIAL ACTIVITY
BIOMARKERS



PRE-COGNITIVE BEHAVIORAL PREDICTOR

BEHAVIOR CHANGE AS A SERVICE


BEHAVIORAL SENSORS & USER INTERFACE
How the platform could be used:
ONWARD
weightwatchers
ACTION
PROBABILITY
EFFICACY
PROBABILITY
OBP
(ONWARD
BEHAVIORAL
PREDICTOR)
OIP
(ONWARD
INTERVENTION
PREDICTOR)
MACHINE LEARNING & OPTIMIZATION FUNCTION

ONWARD REALLY WORKS

(N≈1,400 PORN OVERUSERS)

88%
experienced a reduction in usage

95
attempted unwanted accesses blocked per person per day

51%
completely stopped using

62%
of trigger-based acting out was prevented

Data based on a 2017 study conducted over a 4 month trial period

"Onward has been such a blessing! My addiction was controlling my life, and I tried many times to quit but always found myself falling back into the cycle. I've never had anyone hold me accountable for my actions or stop me in the act, but Onward does that. I hated it at first, but the app is helping me through my addictive pattern and is always there watching over me to help me stop when I'm feeling tempted. It's like a guardian angel or friend that won't let you down."

- CHRIS, TENNESSEE

Customer Lifetime Value to Customer Acquisition Ratio 2:1 & RISING*

$22.40
Cost of acquisition (trending down)

$39.40
Current LTV (trending up)

$21
Average subscription purchase

$2.60
max direct cost to acquire install (scalable)

200K/MO
Google searches for help with screen time issues

6%
Conversion rate from Trial to Paid

*Data as of Sept/Oct 2017

CUMULATIVE USER COUNTS



30,000
22,500
15,000
7,500
0
2016-08-30
2016-10-16
2016-11-25
2016-12-28
2017-01-30
2017-03-05
2017-04-07
2017-05-10
2017-06-12
2017-07-15
2017-08-17
2017-09-19

PAYING SUBSCRIBERS & REVENUE



300
225
150
75
0
$7,000
$5,250
$3,500
$1,750
$0
2017-01-01
2017-01-30
2017-03-01
2017-03-30
2017-04-28
2017-05-27
2017-06-25
2017-07-24
2017-08-22
2017-09-20

MONTHLY ACTIVES



12,000
9,000
6,000
3,000
0
R² = 0.4506
4/5/17
5/4/17
6/2/17
7/1/17
7/30/17
8/28/17
9/26/17

2018 PRIORITIES

- **Core Technologies:** Machine Learning, Algorithms, NLP
- **Category Growth:** Launch behavior verticals
- **Build and Launch Developer APIs**
- **Customer Acquisition, Optimization, Growth**

ONWARD: BEHAVIOR CHANGE AS A SERVICE

ONWARD

EXHIBIT F

Video Transcript

Speaker 1: Researches say we're addicted to this thing.

Speaker 2: I think it's bad when it becomes addictive.

Speaker 3: We know how hooked they are to their cellphones.

Jennifer Leigh: Cellphone addiction.

Speaker 4: Drug addict.

ABC Interviewer: How do they do that exactly?

Gabe Zichermann: Every time you challenge yourself to something, and then you achieve that thing, your brain secrets a little bit of dopamine.

You know people talk about our economy as being driven by information, or being driven by attention. But I actually think no matter how we look at it, we live in an addiction economy. Companies like Facebook and google, who use algorithms to get you, kind of, to addicted to their products.

And I know this, you guys, because I've spent the better part of the last 10 years being a staunch advocate for gamification. I've worked with many of these companies.

Depending on how you look at the statistics, just about everybody at one time or another, will be touched by a behavioral addiction of one kind.

Adam Singer and I got together a couple of years ago. And Adam is a former twitter lead engineer.

Adam Singer: I have a couple close family members who have suffered from various forms of substance abuse. I saw first hand how broken the current system is. There was an opportunity there. Because there are all these people, and they're hurting just as much as the people with substance abuse issues.

Gabe Zichermann: And so Onward was born out of our vision for creating a better future in which people have tech life balance.

The first step in building a company around tech life balance was to establish that we had a solution that was actually ethicasious for people. And we conducted two studies on large cohorts of porn and screen time over users. And established that Onward was actually working for a large percentage of those people.

We're very fortunate at Onward that between my co-founder and I, we've been able to recruit an extraordinary team of people. One of the greatest assets in onward is our relationship with our investors.

	So we receive funding from Founders Fund, which you may know as one of the leading early stage venture capital firms in the world. And from Compound Ventures in New York, with a tremendous track record of betting on very early stage startups.
David Hirsch:	Hi. My name is David Hirsch. I am the co-founder and managing director of Compound. Onward to me, crosses this intersection of impact and returns. Which is rare.
Adam Singer:	We meet with our clinical advisors regularly, to make sure that were incorporating the newest research in addiction treatment into our product. Dr Richard Rosenthal is the co-director of the UCLA Gambling Studies Program, and he comes to us with decades of experience, both on the clinical and research side.
Dr. Rosenthal:	The app allows us to collect data on what people are actually feeling and experiencing. And felt that it's really good collaboration between the research, treatment, and the technology.
Adam Singer:	When you download Onward, you agree to buy our chatbot, which we call 'O'.
'O':	Hey there. Welcome to Onward. My name is 'O' unlike the coaches you've had in the past, I'm an artificially intelligent bot.
Gabe Zichermann:	And in the background it tracks everything that you do. All the activity that you take, and shows you everything that you've done in beautiful graphs that will help you understand, you know, what your problems actually are.
Adam Singer:	And it also includes something called "smart filter". Which is a feature that we built, that blocks unwanted websites and apps whenever you want. With Onward, we're able to predict when someone is likely to act out and with that information we can intervene with clinically validated addiction treatment approaches.
Gabe Zichermann:	In the ideal world, in the fantasy world, the software would actually get to know you better than you know yourself. Earlier this year we turned on the ability to pay for Onward, and found extraordinary results. And this is a reflection, both of how well Onward works and also just how much demand there is for a solution in this particular market.
Adam Singer:	Our mission at Onward is to cure addiction. And we have a really ambitious vision in order to accomplish that. And we'd like to scale our product up to support hundreds of thousands if not millions of users.
Gabe Zichermann:	It is an astonishing moment. We are on the cusp of curing addiction. So you can have an algorithm that is designed to protect you against the algorithms of

every company, and organization, and government, that is attempting to influence your behavior.

And I think by being involved in Onward, by investing in Onward and becoming a user of Onward, that you have the opportunities to help millions and millions and millions of people achieve tech life balance.

It may be an app on your phone like all other apps, but unlike every other app on your phone, we're not actively trying to get you to use it more. We're actually trying to get you to use your phone less.